Mail Stop 4-06

June 9, 2005


Tom Jenkins - Chief Executive Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

	RE:	Open Text Corporation (File No. 000-27544)
		Form 10-K: For the Fiscal Year Ended June 30, 2004 Form 10-Q: For the quarters ending September 30 and December 31,
2004
and March 31, 2005

Dear Mr. Jenkins:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K dated June 30, 2004

Revenue Recognition, page 67

1. We note disclosure on page 67 that you recognize revenues for your consulting contracts using the percentage of completion method of accounting. Tell us why you believe it is appropriate to use contract accounting for your consulting service arrangements. In this regard, footnote 1of SOP 81-1 indicates that SOP 81-1 is not intended to apply to service transactions. Please advise and revise as necessary.


Note 7.  Allowance for Doubtful Accounts

2. Explain to us the nature of the adjustments during fiscal year 2004 to the allowance for doubtful accounts. In this regard, please clarify why there is a reduction to bad debt expense of $940,000 and a write-off/adjustment of $2,635,000. Help us understand the reasons for the significant adjustments and the reasons for the inverse relationships, compared to prior years.

Note 18.  Acquisitions, page 84

Fiscal 2004, IXOS

3. We refer you to your letter of November 23, 2004 and our response letter dated December 10, 2004. Tell us when you expect to file the restated financial statements of IXOS for the fiscal years ended June
30, 2002 and 2003 and for the period from July 1, 2003 through March
1, 2004, in order to comply with the requirements of Rule 3-05 of Regulation S-X.

4. Based on the operations of IXOS and the significant amount of research and development in their historical pre-acquisition financial statements, help us to understand why you allocated no amounts to IPR&D in your purchase price allocation of IXOS.

5. Please note for future reference that if you refer to an independent appraisal firm, you should identify that firm and also include the expert`s consent when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

Form 8-K dated April 11 and February 8, 2005

6. We note your use of non-GAAP measures in your Form 8-K`s dated April 11 and February 8, 2005. Help us understand how you considered the guidance in Question 8, Frequently Asked Questions Regarding the
Use of Non-GAAP Measures. In this regard, it does not appear that you have provided a transparent discussion regarding the material limitations associated with the use of the non-GAAP financial measures and the manner in which management compensates for these limitations.


7. Also help us understand your use of the term `non-operational charges` and why you believe the items you have eliminated from your non-GAAP measure are considered `non-operational`. For example, amortization appears to be an operational item. Further, it does not appear appropriate to suggest that measures required in accordance with GAAP are not meaningful in evaluating your financial performance. Please advise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Lisa Mitrovich, Assistant Chief Accountant who supervised this review, at (202) 551-3453 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-
3730
with any other questions.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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Open Text Corporation
June 9, 2005
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